Filed Pursuant to Rule 424(b)(7)

Registration No. 333-148930

SUPPLEMENT NO. 5

(To Prospectus Supplement dated January 30, 2008

and Prospectus dated January 30, 2008)

$220,000,000

2.875% Convertible Senior Notes due 2027

Shares of Common Stock Issuable Upon

Conversion of the Notes

This supplement no. 5 updates and amends certain information contained in the prospectus supplement dated January 30, 2008 and the prospectus dated January 30, 2008, each as supplemented by supplement no. 1 dated February 19, 2008, supplement no. 2 dated February 20, 2008, supplement no. 3 dated February 25, 2008 and supplement no. 4 dated April 3, 2008, covering resale by selling securityholders of our 2.875% Convertible Senior Notes due 2027 and the shares of our common stock issuable upon conversion of the notes.

You should read this supplement no. 5 in conjunction with the prospectus supplement dated January 30, 2008 and the prospectus dated January 30, 2008. This supplement no. 5 is not complete without, and may not be delivered or used except in conjunction with, the prior registration documents, including any amendments or supplements to them. This supplement no. 5 is qualified by reference to the prior registration documents, except to the extent that the information provided by this supplement no. 5 supersedes or supplements certain information contained in the prior registration documents.

Investing in these securities involves risks. See “Risk Factors” beginning on page S-4 of the prospectus supplement dated January 30, 2008.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this supplement no. 5 is June 12, 2008.

SELLING SECURITYHOLDERS

The following information supplements and updates the table of selling securityholders appearing under the caption “Selling Securityholders” in the prospectus supplement dated January 30, 2008. Where the name of a selling securityholder identified in the table below also appears in the table in the prospectus supplement, the information set forth in the table below regarding that selling securityholder supersedes and replaces the information regarding such selling securityholder in the prospectus supplement.

		Number of Shares of Common Stock
Name of Securityholder	Principal Amount of Notes Beneficially Owned and Offered Hereby ($)	Beneficially Owned Prior to the Offering (1)	Offered Hereby (2)	Owned Upon Completion of the Offering
Aristeia International Limited (3)	4,473,000	164,783	164,783	—
Aristeia Partners, LP (4)	527,000	19,414	19,414	—

(1)	Includes shares of common stock issuable upon conversion of the notes, assuming conversion of all of the holder’s notes into shares of common stock at the initial conversion rate of 36.8395 shares of common stock per $1,000 principal amount of notes and a cash payment in lieu of any fractional shares. This conversion price is subject to adjustment in certain events.
(2)	Consists of shares of common stock issuable upon conversion of the notes, assuming conversion of all of the holder’s notes into shares of common stock at the initial conversion rate of 36.8395 shares of common stock per $1,000 principal amount of notes and a cash payment in lieu of any fractional shares. This conversion price is subject to adjustment in certain events.
(3)	Aristeia Capital, LLC is the investment manager for Aristeia International Limited. Aristeia Capital, LLC is jointly owned by Kevin C. Toner, Robert H. Lynch, Jr., Anthony M. Frascella and William R. Techar.
(4)	Aristeia Advisors, LLC is the general partner of Aristeia Partners, LP. Aristeia Advisors, LLC is jointly owned by Kevin C. Toner, Robert H. Lynch, Jr., Anthony M. Frascella and William R. Techar.